FOR IMMEDIATE RELEASE

FOR:       Black Mountain Capital Corporation
(TSX Venture Exchange Symbol: BMM.U)
(OTCBB Symbol: BMMUF)

CORPORATE UPDATE

VANCOUVER, Canada /2 September 2005/ -- Black Mountain Capital Corporation (the “Company”) advises that Tom S. Kusumoto, a director and officer of the Company, has a hearing with the Alberta Securities Commission (ASC) scheduled to be held in mid-2006 concerning allegations that Mr. Kusumoto breached control person and insider reporting provisions respecting takeover bids and acting contrary to the public interest under the Alberta Securities Act. Mr. Kusumoto, who has fully cooperated with the investigation, plans to vigorously defend these allegations. In the event that any of the allegations are sustained possible penalties include trading restrictions and prohibition from acting as an officer and/or director of a reporting issuer for a period of time. For more information please refer to ASC notice 2005 ABASC 527 dated June 10, 2005, which is available on the ASC’s website. Until a decision has been rendered, these proceeding should have no bearing on the Company or its business.

Contact:        Tom S. Kusumoto
(604) 689-7565

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.